

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2013

Via E-mail
Gerardo Grajales
Chief Financial Officer
Avianca Holdings S.A.
Avenida Calle 26 #59-15
Bogotá, Republic of Colombia

>   **Re: Avianca Holdings S.A.**
>   **Amendment No. 2 to**
>   **Confidential Draft Registration Statement on Form F-1**
>   **Submitted August 7, 2013**
>   **CIK No. 0001575969**

Dear Mr. Grajales:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 2. It appears that the annual interest expense associated with the $300 million of Senior Notes issued in 2013 at the 8.375% interest rate disclosed for this debt is material to your results for 2012. In view of this, it appears that the pro forma impact of the (i) $300 million of Senior Notes issued in 2013, (ii) $108.2 million of new debt issued in 2013 for two of your new aircraft referred to on page 5 of the filing and (iii) other net debt incurred/repaid in 2013 referred to on page 5 of the filing taken together, along with the additional lease expense to be incurred with the four new aircraft delivered in 2013 financed by operating leases referred to on page 4 of the filing, would be material information for investors pursuant to Rule 11-01(a)(8) of Regulation S-X. In this regard, please revise the filing to present pro forma information with respect to your consolidated statements of comprehensive income for the most

recent annual and interim periods presented in the filing in accordance with Rule 11 of
Regulation S-X that reflects the impact of the preceding items noted. Also, if any
additional preferred stock issued in association with your offering materially impacts
your per share information for the most recent annual and interim periods presented in the
filing, please present the pro forma impact of this as well. If you believe there is no
material impact of any of the preceding items noted, please advise and state the basis for
your belief.

Prospectus Cover Page

2. Please remove the references to "Global Coordinators" and "Joint Bookrunners" from the
prospectus cover page.

Prospectus Summary, page 1

3. We note your response to our prior comment 7. Please revise to explain what you mean
when you refer to "premier customer service" and clarify that you seek to provide such
customer service. The statement appears to be marketing language and subjective.
Please revise or remove such statements.

4. We note your response to our prior comment 12. Please explain what you mean on page
3 and throughout the prospectus when you state that your "operative fleet" is one of the
youngest among Latin American airlines as you have clarified that only your passenger
jet fleet is considered modern. If applicable, please revise your disclosures.

Our Strengths, page 2

5. We note your response to our prior comment 15 and reissue in part. Please state as a
belief and explain what you mean when you state that you offer "greater comfort" to your
passengers.

Our Strengths, page 2

6. We note your response to our prior comment 18 and find it unresponsive. We believe
that the summary section should disclose the materials terms of your offering and
business. Please balance the disclosure in the description of your strengths by clarifying
that you have not been in compliance with certain covenants and that certain of your
subsidiaries are not currently in compliance with applicable financial covenants under
respective agreements.

Risk Factors, page 19

Risks Relating to Our Company, page 19

Our existing debt and lease financing arrangements contain restrictive covenants, page 23

7. We note your response to our prior comment 25 and reissue in part. Please describe the required financial ratios that Taca is not in compliance with and the extent of such non-compliance.

Our maintenance costs will increase as our fleet ages, page 23

8. Please revise this section to include ages for your entire fleet, not just your jet passenger fleet, as you have similarly done elsewhere.

A significant percentage of our sales depends on our relationships with travel agencies, page 31

9. We note your response to our prior comment 26. Please clarify that the new methods of ticket sales may affect your sales revenues.

Use of Proceeds, page 55

10. We note your response to our prior comment 34 and the disclosure that you will use substantially all of your net proceeds to finance your fleet modernization plan. Please disclose whether the net proceeds will be used to purchase the 51 aircraft under the A320 family purchase agreement and to replace the four Boeing 767-200Fs, as disclosed on page 123. As appropriate, please revise the disclosure on pages 122-123. Lastly, if any material amounts of other funds are necessary to accomplish the financing of the respective fleet, state the amounts and sources of such other funds needed. Refer to Item 504 of Regulation S-K.

Ratio of Earnings to Fixed Charges and Preferred Share Dividends, page 56

11. Please present the ratio on a pro forma basis for the effect of any additional preferred shares issued in association with your offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Liquidity and Capital Resources, page 85

12. We note your response to our prior comment 40. Please tell us specifically your consideration of Rule 4-08(e)(3), particularly in regard to the determination of the amount of restricted net assets that may exist in your circumstances.

13. We note your response to our prior comment 41. Please further expand your disclosure to discuss the historical range of the period of time it has taken to repatriate the amount of cash requested from Venezuela, with an average of the period of time that it has taken to do so. Additionally, it appears the amount of cash in Venezuela requested to be remitted at December 31, 2012 is material to your cash flows of operating, financing and investing activities for fiscal 2012. Given this, disclose the consequences of delays in remitting cash from Venezuela on your ability to fund operating, financing and investing activities outside of Venezuela, and the measures you undertake to obtain sufficient funds during this time to meet these needs.

Cash Flows Provided by Operating Activities, page 86

14. We note your response to our prior comment 42. Please further clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. Note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. For example, it is not clear how a change in net income, prepared on the accrual basis, directly impacts cash of operating activities, or how a decrease in net income from 2011 to 2012 contributes to an increase in operating cash flows from 2011 to 2012, or how changes in receivables and payables directly contribute to changes in the actual cash provided by or used for operating activities. In regard to the air traffic liability, it appears it is the change in the amount of cash received for tickets sold in advance of when the ticket sales are recognized as revenue that affects the amount of operating cash. Also, your discussion should address the drivers underlying each factor cited in terms of cash. For example, explain how maintenance work performed correlates to the change in deposits with lessors. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Debt and Other Financing Agreements, page 87

15. We note your response to our prior comment 43. As previously requested, please disclose the calculated amount in addition to the covenant's acceptable range for each covenant that was not in compliance so investors can assess the extent of non-compliance with the covenant. For example, you did not disclose the covenant range or actual calculation in regard to the leverage ratio for the Series A, B and C local bonds or the actual calculation for each covenant disclosed for the Taca International Credit Agreement.

Commitments and Contractual Obligations, page 92

16. Please include a footnote to the table to disclose the methodology utilized to determine the interest payments.

Management, page 153

Corporate Governance, page 157

17. We note your response to our prior comment 54. As discussed in your response to us, please revise to explain that "general corporate law in Panama does not impose any meaningful restrictions on corporate governance."

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
David L. Williams
Simpson Thacher & Bartlett LLP